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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                                  NITCHES, INC.
                                (Name of Issuer)

                                  NITCHES, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    65476M109
                      (CUSIP Number of Class of Securities)

                                Steven P. Wyandt
                                    President
                              10280 Camino Santa Fe
                           San Diego, California 92121
                                 (619) 625-2633
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                            James A. Mercer III, Esq.
                        Luce, Forward, Hamilton & Scripps
                          600 West Broadway, Suite 2600
                               San Diego, CA 92101
                                 (619) 699-2447

                                 AUGUST 18, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


                                     CALCULATION OF FILING FEE
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
                  Transaction Valuation*                                     Amount of Filing Fee
                        $4,000,000                                                   $800
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

*   Based upon $4.00 cash per share for 1,000,000 shares.

[ ] Check here if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________  Not Applicable       Filing Party:____________      Not Applicable
Form or Registration No.:_________  Not Applicable       Date Filed:______________      Not Applicable

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ITEM 1. SECURITY AND ISSUER

         (a) The issuer of the securities to which this statement relates is Nitches, Inc., a California corporation (the "Company"), and the address of its principal executive office is 10280 Camino Santa Fe, San Diego, 92121.

         (b) This statement on Schedule 13E-4 relates to an offer by the Company to purchase up to 1,000,000 shares (or such lesser number of shares as are properly tendered or, in the sole discretion of the Company, a greater number of shares) of its common stock (the "Shares"), at $4.00 per Share, net to the sellers, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits 99.(a)-1 and 99.(a)-2, respectively. The information set forth in the "Introduction" and Sections 7 "Interest of Certain
Persons; Transactions and Arrangements Concerning the Shares" and 9 "Background and Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (c) The Shares are listed and traded on the National Association of Securities Dealers National Market System under the symbol "NICH". The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

         (d)    This statement is being filed by the Company.


ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         (a) The information set forth in Section 8 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b)(1)-(2) The information set forth in Section 8 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
AFFILIATE.

         The information set forth in the "Introduction" and Section 9
"Background and Purpose of the Offer" and Section 10 "Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

         (a)-(g)  Inapplicable.

         (h)-(j) The information set forth in Section 11 "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.


ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Section 7 "Interest of Certain Persons;
Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
THE ISSUER'S SECURITIES.

         Inapplicable.

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ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the "Introduction" and Section 16 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

         (a)-(b) The information set forth in Section 10 "Certain Information
About the Company", "--General", "--Historical Financial Information" of the
Offer to Purchase is incorporated herein by reference.


ITEM 8. ADDITIONAL INFORMATION.

         (a)    Inapplicable.

         (b)    The information set forth in Section 12 "Certain Legal Matters;
Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 11 "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         (d)   Inapplicable.

         (e)   Reference is hereby made to the Offer to Purchase and the related
Letter of Transmittal, forms of which are attached hereto as Exhibits 99.(a)-1 and 99.(a)-2, respectively, which are incorporated in their entirety herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.(a)-1 - Form of Offer to Purchase, dated August 18, 1998.

         Exhibit 99.(a)-2 - Form of Letter of Transmittal
                            (including Guidelines for Certification of
                            Taxpayer Identification Number on Substitute
                            Form W-9).

         Exhibit 99.(a)-3 - Form of Notice of Guaranteed Delivery.

         Exhibit 99.(a)-4 - Form of Letter to Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.

         Exhibit 99.(a)-5 - Form of Letter to Clients for use
                            by Brokers, Dealers, Commercial Banks, Trust
                            Companies and Other Nominees.

         Exhibit 99.(a)-6 - Press Release issued by the Company on August 11, 1998.

         Exhibit 99.(a)-7 - Form of Letter to the Company's shareholders from the President of the Company, dated August 18, 1998.

         Exhibit 99.(g) -   Documents incorporated by reference
                            into the Offer to Purchase: Nitches, Inc.
                            Annual Report on Form 10-K for the year ended
                            August 31, 1997 and Quarterly Report on Form
                            10-Q for the three-month period ended May 31,
                            1998.

         Exhibit 99.(h) -   Independent Auditors' Consent.

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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  Nitches, INC.



                                  By: /S/ STEVEN P. WYANDT
                                     -------------------------------------------
                                     Steven P. Wyandt, President
Dated: August 18, 1998


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                                  EXHIBIT INDEX


     Exhibit No.                                          Description
     -----------                                          -----------
       99.(a)-1         Form of Offer to Purchase, dated August 18, 1998.

       99.(a)-2         Form of Letter of Transmittal (including Guidelines for Certification of
                        Taxpayer Identification Number of Substitute Form W-9).

       99.(a)-3         Form of Notice of Guaranteed Delivery.

       99.(a)-4         Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                        other Nominees.

       99.(a)-5         Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

       99.(a)-6         Press Release issued by the Company on August 11, 1998.

       99.(a)-7         Form of Letter to the Company's shareholders from the President of the
                        Company, dated August 18, 1998.

        99.(g) Documents incorporated by reference into the Offer to Purchase Agreement: Nitches, Inc. Annual Report on Form
                        10-K for the year ended August 31, 1997; and Quarterly
                        Report on Form 10-Q for the three-month period ended May
                        31, 1998.

        99.(h)          Independent Auditors' Consent.

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